

Mail Stop 3561

November 20, 2009

Mr. William F. Hayworth
President
Black Raven Energy, Inc.
1125 Seventeenth Street, Suite 2300
Denver, Colorado 80202

> **Re:** **Black Raven Energy, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2009**
> **File No. 1-32471**

Dear Mr. Hayworth:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant